GEOEX LIMITED

Serving the mining industry since 1974

To the Board of Directors of **Rubicon Minerals Corporation**

I hereby consent to the incorporation by reference in this annual report on Form 40-F/A for the year ended December 31, 2010 of the report titled "Technical Report Mineral Resource and Geological Potential Estimates, F2 Gold System – Phoenix Gold Project, NTS 52N/04, Red Lake, Ontario, for Rubicon Minerals Corporation, dated April 11, 2011 (the "Technical Report") and of extracts from or a summary of the Technical Reports if required, and to the use of my name under this annual report as a named expert.

Dated as of this 11th day of April 2011

PROFESSIONAL GEOSCIENTIST
PETER T. GEORGE
PRACTISING MEMBER
0620
ONTARIO

Seal

Peter T. George, P. Geo
Geoex Limited